UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SOLEXA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

83420X 10 5

(CUSIP Number)

Hermann Hauser
c/o Amadeus Capital Partners Limited
Mount Pleasant House, 2 Mount Pleasant
Huntingdon Road
Cambridge, United Kingdom CB3 ORN
(+44 20 7024 6900)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Amadeus Capital Partners Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,259,496

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,259,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,259,496[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.3%

14.	Type of Reporting Person (See Instructions): CO

1 See Item 6.

CUSIP No.

1.	Name of Reporting Person: Amadeus II A LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,259,496

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,259,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,259,496[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Amadeus II B LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,259,496

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,259,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,259,496[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Amadeus II C LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,259,496

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,259,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,259,496[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Amadeus II D GmbH & Co KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,259,496

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,259,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,259,496[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Amadeus II Affiliates Fund LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 4,259,496

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 4,259,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,259,496[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.3%

14.	Type of Reporting Person (See Instructions): PN

Item 1. Security and Issuer.

     (a) The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Solexa, Inc., a Delaware corporation (the “Issuer” or “SLXA”).

     (b) The principal executive offices of the Issuer are located at 25861 Industrial Blvd., Hayward, California, 94545.

Item 2. Identity and Background.

Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

     (a) Amadeus Capital Partners Limited (“Amadeus Capital”), and Amadeus II A LP (“Amadeus IIA”), Amadeus II B LP (“Amadeus IIB”), Amadeus II C LP (“Amadeus IIC”), Amadeus II D GmbH & Co KG (“Amadeus IID”) and Amadeus II Affiliates Fund LP (“Amadeus Affiliates”), (collectively, the “Funds”). Amadeus Capital is the manager of the Funds. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

     (b) The address of the principal business office of Amadeus Capital, Amadeus IIA, Amadeus IIB, Amadeus IIC, Amadeus IID, and Amadeus Affiliates is c/o Amadeus Capital Partners Limited, Mount Pleasant House, 2 Mount Pleasant, Huntingdon Road, Cambridge, United Kingdom CB3 ORN.

     (c) The principal business of the Funds is to invest in and assist high technology companies in Europe. The principal business of Amadeus Capital is to manage the affairs of the Funds.

     (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

     (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Amadeus Capital is a corporation organized under the laws of England. Each of Amadeus IIA, Amadeus IIB, and Amadeus IIC is a limited partnership organized under the laws of England. Amadeus IID is a limited partnership organized under the laws of Germany. Amadeus Affiliates is a limited partnership organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     On March 4, 2005, pursuant to an Acquisition Agreement dated as of September 28, 2004 (the “Acquisition Agreement”), and as amended by an Amendment and Waiver thereto dated as of March 3, 2005 (the “Amendment”), by and between Solexa Limited, a company registered in England and Wales (“Solexa Limited”) and the Issuer, the Issuer acquired all of the outstanding share capital of Solexa Limited (the “Business Combination”). As consideration for the outstanding share capital of Solexa Limited, the Issuer issued an aggregate of 14,750,000 shares of Common Stock to holders of the outstanding share capital and options to purchase the share capital of Solexa Limited. The foregoing summary of the Business Combination is qualified in its entirety by reference to the copies of the Acquisition Agreement, filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on September 30, 2004 and incorporated herein in its entirety, and the Amendment, filed as Exhibit 2.2.1 to the Issuer’s Current Report on Form 8-K filed on March 7, 2005 and incorporated herein in its entirety by reference.

     As a result of the Business Combination and after taking into account the reallocation of an aggregate of 7,198 shares of Common Stock of the Issuer among the former holders of Solexa Limited Capital Stock, the share capital of Solexa Limited held by Amadeus IIA prior to the Business Combination was exchanged for 1,570,609 shares of Common Stock, the share capital of Solexa Limited held by Amadeus IIB prior to the Business Combination was exchanged for 1,047,074 shares of Common Stock, the share capital of Solexa Limited held by Amadeus IIC prior to the Business Combination was exchanged for 732,952 shares of Common Stock, the share capital of Solexa Limited held by Amadeus IID prior to the Business Combination was exchanged for 34,903 shares of Common Stock and the share capital of Solexa Limited held by Amadeus Affiliates prior to the Business Combination was exchanged for 104,706 shares of Common Stock.

     Additionally, on April 21, 2005, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, the Funds and certain other individuals and entities identified on the signature pagers thereto, for a private placement of Common Stock and warrants to purchase Common Stock. Pursuant to the Purchase Agreement, the Issuer sold and issued approximately 2,120,000 shares of Common Stock and warrants to purchase up to approximately 1,060,000 shares of Common Stock on April 25, 2005 (the “First Closing”) and approximately an additional 6,005,000 shares of Common Stock and warrants to purchase up to approximately 3,002,000 shares of Common Stock in a second closing (the “Second Closing”) on July 12, 2005 following approval of the Second Closing by the Issuers stockholders at its 2005 annual meeting of stockholders held on July 7, 2005 (the First Closing and the Second Closing are collectively referred to as the “Private Placement”). Amadeus IIA purchased 346,163 shares of Common Stock at a price of $4.00 and warrants to purchase 173,081 shares of Common Stock with an exercise price of $5.00 per share for a total consideration of approximately $1,384,652.00, Amadeus IIB purchased 230,775 shares of Common Stock at a price of $4.00 and warrants to purchase 115,387 shares of Common Stock with an exercise price of $5.00 per share for a total consideration of approximately $923,100.00, Amadeus IIC purchased 161,543 shares of Common Stock at a price of $4.00 and warrants to purchase approximately 80,772 shares of Common Stock with an exercise price of $5.00 per share for a total consideration of approximately $646,172.00, Amadeus IID purchased 7,693 shares of Common Stock at a price of $4.00 and warrants to purchase 3,847 shares of Common Stock with an exercise price of $5.00 per share for a total consideration of approximately $30,772.00 and Amadeus Affiliates purchased 23,078 shares of Common Stock at a price of $4.00 and warrants to purchase 11,539 shares of Common Stock with an exercise price of $5.00 per share for a total consideration of approximately $92,312.00 at the Second Closing. References to and descriptions of the Purchase Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Purchase Agreement filed as Exhibit 10.58 to the Issuer’s Current Report on Form 8-K filed on April 26, 2005 and is incorporated herein in its entirety by reference.

Item 4. Purpose of Transaction.

     The Funds acquired Common Stock as a result of the Business Combination and have purchased additional Common Stock in the Private Placement for investment purposes.

     (a-b) As described in Item 3 above, this statement relates to the Business Combination and the Private Placement. As a result of the Business Combination, the Issuer acquired all of the share capital of Solexa Limited and Solexa Limited became a subsidiary of the Issuer. The Reporting Persons purchased the shares of Common Stock and warrants to purchase Common Stock as set forth in Item 3.

     (c) Not applicable.

     (d) As a result of the Business Combination, certain directors of Solexa Limited became members of the Board of Directors of the Issuer, including Hermann Hauser.

     (e) Other than as a result of the Business Combination described in Item 3 above, not applicable.

     (f) Not applicable.

     (g-i) Not applicable.

     (j) Other than as described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of Issuer.

     (a) Following the consummation of the Business Combination and the Private Placement, Amadeus IIA is the owner of record of 1,916,772 shares of Common Stock, Amadeus IIB is the owner of record of 1,277,849 shares of Common Stock, Amadeus IIC is the owner of record of 894,495 shares of Common Stock, Amadeus IID is the owner of record of 42,596 shares of Common Stock and Amadeus Affiliates is the owner of record of 127,784 shares of Common Stock. Collectively, this represents 4,259,496 shares of Common Stock and approximately 16.3% of the outstanding Common Stock, based upon a total of 26,092,488 shares of Common Stock outstanding as of the Second Closing.

     (b) Number of shares as to which each person named in paragraph (a) above has:

(i)	sole power to vote or to direct the vote: see line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: see line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: see line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: see line 10 of cover sheets.

     (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the Purchase Agreement, the Issuer and certain stockholders of the Issuer, including the Funds (each an “Investor” and collectively the “Investors”) entered into Amended and Restated Company Support Agreements (the “Support Agreements”), dated as of April 21, 2005, pursuant to which each Investor agreed to vote their shares of Common Stock in favor of the transactions contemplated by the Purchase Agreement until the expiration of the Support Agreements on August 31, 2005. Each Investor retains voting power with regard to all other matters. Accordingly, the Investors, as parties to the Support Agreements, may be deemed to be a group, and in accordance with Rule 13d-5, each Investor may be deemed to beneficially own the Common Stock held by the Investors. All of the Common Stock held by the Investors represent approximately 62.3% of the outstanding Common Stock, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act. This includes 4,259,496 shares of Common Stock owned of record by the Funds, as well as the Common Stock owned of record by the other parties to the Support Agreements.

     This percentage is calculated based upon 26,092,488 shares of Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.

     Under SEC rules, and by virtue of their relationship as affiliated limited partnerships which share a sole manager (Amadeus Capital), the Funds may be deemed to own beneficially the shares held of record by each Reporting Person and accordingly may be deemed to own beneficially the shares held of record by the Investors. Amadeus Capital, as the manager of the Funds, may also be deemed to own beneficially the shares of the Funds, and accordingly may be deemed to own beneficially the shares held of record by the Investors. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares held by the other Reporting Persons, except to the extent of their respective pecuniary interest therein. Each of the Reporting Persons expressly disclaim beneficial ownership of the shares held by the other parties to the Support Agreements, except as described herein for the limited purpose of the Support Agreements.

     References to and descriptions of the Support Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Form of Amended and Restated Company Support Agreement filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 26, 2005 and is incorporated herein in its entirety by reference.

     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

     To the best of the knowledge of Amadeus Capital and the Funds, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

     A. Agreement regarding filing of joint Schedule 13D.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2005

AMADEUS CAPITAL PARTNERS LIMITED

By:	/s/ Richard Anton

Name: Richard Anton
Title: Director

AMADEUS II A LP By its Manager, Amadeus Capital Partners Limited

By:	/s/ Richard Anton

Name: Richard Anton
Title: Director

AMADEUS II B LP By its Manager, Amadeus Capital Partners Limited

By:	/s/ Richard Anton

Name: Richard Anton
Title: Director

AMADEUS II C LP By its Manager, Amadeus Capital Partners Limited

By:	/s/ Richard Anton

Name: Richard Anton
Title: Director

AMADEUS II D GMBH & CO KG By its Manager, Amadeus Capital Partners Limited

By:	/s/ Richard Anton

Name: Richard Anton
Title: Director

AMADEUS II AFFILIATES FUND LP By its Manager, Amadeus Capital Partners Limited

By:	/s/ Richard Anton

Name: Richard Anton
Title: Director

EXHIBIT INDEX

     A. Agreement regarding filing of joint Schedule 13D.